Exhibit 4.26

CERTAIN PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH “[***]”. SUCH IDENTIFIED INFORMATION HAS BEEN OMITTED FROM THIS EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL AND (ii) THE REGISTRANT CUSTOMARILY AND ACTUALLY TREATS SUCH INFORMATION AS PRIVATE OR CONFIDENTIAL.

SUBLEASE AGREEMENT

D FAST DAĞITIM HİZMETLERİ VE LOJİSTİK A.Ş. (hereinafter referred to as the Lessor), which is the Lessee on one side, and D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. (hereinafter referred to as the Lessee), which sub-lessees the 540 m2 section on the ground floor of the immovable property located at Gümüş Cad., Doğanköy Çıkışı 16250 Nilüfer / Bursa (hereinafter referred to as the Lessee), have agreed on the terms and conditions of this agreement under the following conditions.

ARTICLE - 1: Parties

1.1.	Lessor: D FAST DAĞITIM HİZMETLERİ VE LOJİSTİK A.Ş.

1.2.	Lessee: D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş.

ARTICLE - 2: Subject of the Agreement and General Conditions

The terms of the lease to the lessee of the immovable property to which the lessor is entitled and which is the subject of the lease shown below constitute the subject matter of this agreement.

The lessee cannot request to change these lease terms and the lease price, which constitutes the basis of this agreement. The Lessee agrees that they shall not request adaptation or reduction of the rent by claiming force majeure or economic crisis. Such a situation would be contrary to the spirit of this agreement.

ARTICLE - 3: Current Status of the Immovable Property

The immovable property that is the basis of this agreement is the 540m2 workspace rented as a 540m2 section on the ground floor of the immovable property located at the address of the immovable property.

In addition, all fixtures and equipment present in the property subject to lease shall be delivered to the lessee together with the property subject to lease.

ARTICLE - 4: Duration of the Agreement

This agreement starts on 27/07/2023 and ends on 27/07/2024. At the end of the agreement period, if agreed by the parties, the lease terms and conditions shall be renegotiated by the parties. Otherwise, the lessee agrees and undertakes to leave the leased property completely within 2 (two) months from the end of the lease period.

ARTICLE - 5: Rental fee

The rental fee under this agreement is agreed to be [***] ([***]) + VAT per month.

Any changes in VAT rates by the government and any taxes and funds that may be officially reflected in the rental fee shall be added to or deducted from the rental fee.

In case of an extension of the lease agreement, the rent increase rates for the new period shall be determined by mutual agreement of the parties.

ARTICLE - 6: How to Pay the Rental Fee

Rental fees shall be invoiced to the lessor on the first business day of each month; payments shall be made between the 1st and 10th days of the relevant month and in advance.

ARTICLE - 7: What the Leased Property Shall Be Used For

The relevant area shall be used as an office and warehouse. In order to perform an alternative service or services other than the services listed above, the Lessee must obtain the prior consent of the Lessor.

ARTICLE - 8: Maintenance - Repair and Renovation

The lessee is obliged to make a written request for all kinds of maintenance, repair and modification operations to be carried out on the leased property and to obtain the lessor's prior approval. The Lessee shall submit the necessary plans, projects and drawings for modification and renovation requests to the Lessor with a written request for approval.

The maintenance of the property subject to lease and the existing fixtures and equipment in it shall be carried out by the Lessee without interruption and in accordance with the procedure. At the end of the agreement, the entire building and the equipment attached to the agreement shall be delivered to the lessor in a working, well-maintained, operational and clean condition. All immovable property alterations and renovations to be made by the lessee after obtaining permission to continue its service shall become an integral part of the building. The lessee cannot claim any right and demand from the lessor for these and other possible expenses.

ARTICLE - 9: Prohibition of Assignment and Termination of the Agreement

The lessee may not transfer, sublet or attempt to sublet the leased property in any way.

ARTICLE - 10: Special Conditions

10.1.

The lessee shall fully comply with the principles and rules of the lessor. In the event that a contrary situation occurs and events contrary to general morality come to the agenda, the lessor may terminate the agreement without any notice, without prejudice to its rights arising from this agreement and the law. In such a case, the Lessee has already agreed and undertaken to leave the leased property immediately.

10.2.	The lessee is directly responsible for the behaviour and actions of its employees within the building and for any damage and loss they may cause to the facility or third parties.

10.3.	The lessee is obliged to notify the lessor immediately in the event of a situation requiring repair in the leased property or an external intervention to the leased property.

10.4.	The lessee is primarily responsible for the cleanliness and orderliness of the building and its surroundings.

10.5.

In case of fire, earthquake, theft, flood, or similar situations, the lessee is not responsible for possible damages that may occur. If the negligence and defective behaviour of the Lessee has caused the occurrence of the situations listed in the place subject to lease, and if this situation causes damage to the facility, the lessee or the lessor's employees and / or third parties, the lessee is solely responsible for this situation and any material and moral damages that may occur.

10.6.

The lessee is responsible for the employment of all personnel employed by the lessee in accordance with the Social Security and Labour Laws, timely payment of taxes, premiums and fees, and all financial and legal obligations stipulated by law. Otherwise, it is responsible for legal and financial obligations that may arise and cannot transfer this obligation to other persons or organisations. If the lessor is obliged to make any payment on behalf of the lessee, the lessee shall pay the amount paid by the lessor to the lessor within 7 (seven) days at the latest as of the date of notification, together with all its accessories (principal, accrued interest, late payment interest, etc.) as of the date of payment.

10.7.	It is strictly forbidden to use the leased property other than the services listed in this agreement and to accommodate the personnel working in this place.

Article 11: Termination of the Agreement

Without prejudice to the termination and expiration clauses in other articles of this agreement, in case the lessee violates the agreement mentioned above clauses, the lessor shall warn them in writing. In the event that the lessee does not act in accordance with the agreement and does not fulfil its obligations despite the written notice, the agreement is terminated unilaterally by the lessor without prejudice to the right arising from both this agreement and the law.

The Parties have the right to terminate this Agreement at any time during the term of this Agreement with 15 days' notice. In the event of such termination, the Parties shall fulfil all obligations up to the date of termination.

The stamp tax arising from the signing of this Agreement shall be paid equally by the parties. The Lessor shall pay all of the stamp tax, and half of the amount paid shall be invoiced to the Lessee.

On the other hand, in the event that the lessor's lease agreement with Tercan Karhanlar Otom Gıda Turizm İnşaat Taahhüt Petrol Ürünleri Ticaret Sanayi Limited Şirketi is terminated and / or expired for any reason, this agreement shall terminate automatically and without any claim by the Lessee. 06/11/2023

Lessor	Lessee

D FAST DAĞITIM HİZMETLERİ	D-MARKET ELEKTRONİK HİZMETLER
VE LOJİSTİK A.Ş.	VE TİCARET A.Ş.